Exhibit 12.2

RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a reported basis for the periods indicated.  Earnings consist of income from continuing operations plus fixed charges.  Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early.  We have calculated the ratio of earnings to combined fixed charges and preferred stock dividends by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges plus preferred dividends, irrespective of whether or not such dividends were actually paid.

	Year Ended December 31,
	2007		2008		2009		2010		2011
	(in thousands)

Income from continuing operations before income taxes	$67,591		$77,619		$82,111		$58,436		$52,606
Interest expense	44,092		39,746		39,075		90,602		86,899
Income before fixed charges	$111,683		$117,365		$121,186		$149,038		$139,505

Capitalized interest	$110		$160		$141		$22		$139
Interest expense	44,092		39,746		39,075		90,602		86,899
Preferred stock dividends	9,923		9,714		9,086		9,086		1,691
Total fixed charges and preferred dividends	$54,125		$49,620		$48,302		$99,710		$88,729
Earnings / combined fixed charges and preferred dividends coverage ratio	2.1	x	2.4	x	2.5	x	1.5	x	1.6	x